Degrees Plato

STATEMENT OF CASH FLOWS
January - October, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	59,673.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable - Payment processor	-18,981.35
Inventory:Beer	-260.60
Inventory:Non-food supplies	-252.73
Chase Visa...9899	38.11
Hawaiian Air MC...7283 (3379)	2,597.05
Gift cards liability	165.56
Main Street Launch Loan	-31,946.03
Payroll payable	-24,040.28
Payroll taxes payable	-7,568.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-80,248.97**
Net cash provided by operating activities	**$ -20,575.24**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,418.74
Leasehold improvements	-11,287.85
Net cash provided by investing activities	**$ -12,706.59**
FINANCING ACTIVITIES	
Owner's Investment	7,473.00
Owner's Pay & Personal Expenses	20,914.57
Net cash provided by financing activities	**$28,387.57**
NET CASH INCREASE FOR PERIOD	**$ -4,894.26**
Cash at beginning of period	13,520.73
CASH AT END OF PERIOD	**$8,626.47**